Exhibit 99.11

Comprehensive Credit Facility Agreement of Maximum Amount (“Credit Facility Agreement”) Entered into by and between Shenzhen BAK Battery Co., Ltd (“the Debtor”) and Shenzhen Longgang Branch, Shenzhen Development Bank (the “Creditor”) Dated December 21, 2009

Main articles:

  Contract number: Shenfa Longgang Zongzi 20091221001;

  Maximum amount of credit facilities to be provided: RMB 200 million;

  Term: from December 31, 2009 to December 14, 2010.

  Purpose of the loan is to provide working capital for the Company;

  Remedies in the event of breach of contract include adjustment of the credit amount, suspension of credit, imposition of punitive interest and overdue interest, an increase of guarantee deposit and the call back of loan principal and interest before maturity.

Headlines of the articles omitted

  The procedure on using the comprehensive credit facility

  The declaration and promise of the debtor

  Transferring of the credit facility under the maximum amount

  Disputation settlement

  Validity

  Notification